EXHIBIT (d)(2)(H)

Ameritas Life Insurance Corp.

Lincoln, Nebraska

SCHEDULED INCREASE RIDER FOR THE INSURED

BENEFIT. We will automatically increase the specified amount on annual dates as described in the following section. The amount of increase will be the scheduled increase amount shown on the policy schedule.

CONDITIONS. Increases will take place on each annual date, subject to the following:

(1)	no increase will be made after the annual date nearest the insured's 65th birthday; and
(2)	total increases may not exceed two times the initial specified amount.

The rate class applicable to each increase will be the rate class of the insured on the effective date of this rider.

REJECTION OF INCREASE. We will mail you a revised policy schedule for each increase. Acceptance is automatic. You may reject the increase by written notice to us and return of the revised policy schedule within 30 days of the increase date.

TERMINATION OF RIDER. This rider will terminate:

(1)	when any increase is rejected; or
(2)	when the specified amount is reduced; or
(3)	when the policy terminates; or
(4)	on the first monthly date after you give us written notice; or
(5)	on the expiry date shown on the policy schedule.

REINSTATEMENT. Within five years after your rider terminates, you may put this rider back in force by written notice to us if:

(1)	the policy is in force; and
(2)	you provide us with evidence of insurability.

CONTRACT. This rider is made a part of the policy. It is based on the application and any supplemental applications for this rider.

RIDER SPECIFICATIONS. The effective date and benefit amount for this rider are shown on the policy schedule. There is no charge for this rider.

AMERITAS LIFE INSURANCE CORP.

Secretary	President

ASIR01